Exhibit 99.1

Amdocs Limited Reports Second Quarter Fiscal 2020 Results

Record Quarterly Revenue of $1.05 Billion

Strong Balance Sheet and Liquidity Position

Updates Fiscal 2020 Business Growth Outlook to Reflect Expected Impact of the COVID-19 Pandemic

Second Quarter Fiscal 2020 Highlights

•

Revenue of $1,048 million, slightly above the midpoint of the $1,035-$1,075 million guidance range, adjusting for a negative impact from foreign currency movements of approximately $8 million compared to our guidance assumptions

•	GAAP diluted EPS of $0.94, above the $0.82-$0.90 guidance range

•	Non-GAAP diluted EPS of $1.08, above the midpoint of the $1.03-$1.09 guidance range

•	GAAP operating income of $157 million; GAAP operating margin of 15.0%

•	Non-GAAP operating income of $181 million; non-GAAP operating margin of 17.2%

•	Quarterly free cash flow of $57 million, comprised of cash flow from operations of $103 million, less $46 million in net capital expenditures and other; normalized free cash flow of $76 million (1)

•	Cash and cash equivalents of $763 million, including aggregate borrowings of $350 million

•

Twelve-month backlog of $3.46 billion, down $60 million sequentially and up 2.1% as compared to last year’s second fiscal quarter; twelve-month backlog was approximately flat sequentially, adjusting for foreign currency movements

•	The board of directors approved a quarterly cash dividend of $0.3275 per share to be paid on July 24, 2020

(1)    Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding).

ST. LOUIS – May 7, 2020 – Amdocs Limited (NASDAQ: DOX) today reported operating results for the three months ended March 31, 2020.

“I am proud of our results for the second fiscal quarter, especially considering the global health and economic crisis created by the COVID-19 pandemic. We delivered record-high revenue, that was slightly above the midpoint of our guidance adjusting for foreign currency headwinds. We also had our best-ever quarter in North America, during which we secured a significant project with a major new logo. Around the world, Amdocs Media signed several new deals, including an expanded pan-European agreement at Liberty Global to deliver cloud-based seamless end user access to media content and communication services. At the operating level, we delivered stable profitability and we ended the quarter with solid free cash flow generation, a strong balance sheet and enough liquidity to support our ongoing business requirements and future growth investments,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

Sheffer continued, “Amdocs was among the first in our industry to proactively address the business impact of the COVID-19 crisis. We quickly adapted our global operations to ensure business continuity and the health and well-being of our employees, customers and partners. By mid-March, nearly all our 25,000 employees were equipped to work from home, remotely operating the mission critical systems required to support our customers’ operations across 85 countries. Furthermore, we underwent this change while maintaining a high level of productivity, successfully completing an incredible 20 go-lives in March using new methodologies, best-in-class practices and a variety of remote deployment tools. I would like to take a moment to warmly thank our employees for their professionalism, commitment and ability to quickly adapt to new circumstances during this critical time.”

Sheffer concluded, “As a result of the business disruption caused by the COVID-19 pandemic, several deals did not close as planned in March. The slower pace of pipeline conversion is impacting our outlook in the fiscal second half, but we are encouraged to say that some deals have since been signed early in Q3. We believe we can still generate positive revenue and earnings growth at the midpoint of our guidance for the full fiscal year, as supported by the visibility of our 12-month backlog. We are providing a financial outlook for the third fiscal quarter of fiscal 2020 and the full fiscal year 2020, but we remind you that these are based on our current expectations at a time of great uncertainty regarding the spread and severity of the COVID-19 pandemic and the adverse effects on the global economy remains. We remain confident in our leading market position serving the mission critical needs of the world’s largest communication and media companies, often under long-term managed services contracts with highly visible and recurring revenue streams attached. Additionally, we believe we have the right solutions to accelerate major industry drivers such as digital modernization, 5G and the journey to the cloud, and we will continue to invest during and after the pandemic to ensure we emerge from this crisis with an even stronger competitive advantage than before.”

Revenue

Revenue for the second fiscal quarter ended March 31, 2020 was $1,048 million, up $6 million sequentially from the first fiscal quarter of 2020 and up 2.8% as reported and 3.7% in constant currency as compared to last year’s second fiscal quarter. Revenue for the second fiscal quarter of 2020 includes a negative impact from foreign currency movements of approximately $6 million relative to the first quarter of fiscal 2020. Revenue was slightly above the midpoint of Amdocs’ guidance, adjusting for the negative impact of approximately $8 million of foreign currency movements relative to guidance.

Net Income and Earnings Per Share

The Company’s GAAP net income for the second quarter of fiscal 2020 was $127.0 million, or $0.94 per diluted share, compared to GAAP net income of $124.3 million, or $0.90 per diluted share, in the prior fiscal year’s second quarter. Net income on a non-GAAP basis was $145.7 million, or $1.08 per diluted share, compared to non-GAAP net income of $147.0 million, or $1.06 per diluted share, in the second quarter of fiscal 2019. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, equity-based compensation expenses, net of related tax effects, in the second quarter of fiscal 2020 and in the second quarter of fiscal 2019.

For further details of reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Returning Cash to Shareholders

•

Quarterly Cash Dividend Program: On May 7, 2020, the Board approved the Company’s next quarterly cash dividend payment of $0.3275 per share and set June 30, 2020 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on July 24, 2020.

•	Share Repurchase Activity: Repurchased $120 million of ordinary shares during the second quarter of fiscal 2020.

Twelve-month Backlog

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.46 billion at the end of the second quarter of fiscal 2020, down $60 million from the end of the prior quarter and up 2.1% as compared to last year’s second fiscal quarter. Adjusting for foreign currency movements, twelve-month backlog was approximately flat on a sequential basis.

Third Quarter Fiscal 2020 Outlook

•	Revenue of approximately $990-$1,040 million, assuming approximately $8 million sequential negative impact from foreign currency fluctuations as compared to the second quarter of fiscal 2020

•	GAAP diluted EPS of approximately $0.81-$0.91

•

Non-GAAP diluted EPS of approximately $1.00-$1.08, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.06-$0.08 per share of equity-based compensation expense, net of related tax effects

Full Year Fiscal 2020 Outlook

•	Revenue growth of (0.5%) -2.5% year-over-year on a reported basis as compared with 2.5%-5.5% year-over-year previously

•	Revenue growth of 0.5%-3.5% year-over-year on a constant currency basis as compared with 2.5%-5.5% year-over-year previously

•

Full year fiscal 2020 revenue guidance incorporates just over 1% of growth from the acquisition of TTS Wireless, and a negative impact from foreign currency fluctuations of approximately 1% as compared with an immaterial impact year-over-year previously

•	GAAP diluted earnings per share growth of roughly 4.0%-10.0% year-over-year as compared with 5.0%-12.0% year-over-year previously

•

Non-GAAP diluted earnings per share growth of roughly 0.0%-4.0% year-over-year as compared with 3.0%- 7.0% year-over-year previously, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.24-$0.28 per share of equity-based compensation expense, net of related tax effects

•	Reiterates free cash flow of approximately $400 million, comprised of cash flow from operations, less net capital expenditures and other

•

Reiterates normalized free cash flow of approximately $500 million; normalized free cash flow excludes capital expenditure of up to $90 million related to the new campus development in Israel, and other items

Our third fiscal quarter 2020 and full year fiscal 2020 outlook takes into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, Amdocs notes market dynamics continue to shift rapidly and that it cannot predict all possible outcomes, including those resulting from the COVID-19 pandemic, which has created a significant amount of uncertainty, and from T-Mobile’s recently completed merger with Sprint, or from other current and potential customer consolidation activity.

Conference Call Details

Amdocs will host a conference call on May 7, 2020 at 5:00 p.m. Eastern Time to discuss the Company’s second quarter of fiscal 2020 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 3006068. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	non-recurring and unusual charges;

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for previously expensed restructuring charges, payments for legal dispute settlement, and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, non-recurring and unusual charges, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

•	Subscribe to Amdocs’ RSS Feed and follow us on Twitter, Facebook, LinkedIn and YouTube

About Amdocs

Amdocs’ purpose is to enrich lives and progress society, using creativity and technology to build a better connected world. Amdocs and its 25,000 employees partner with the leading players in the communications and media industry, enabling next-generation experiences in 85 countries. Our cloud-native, open and dynamic portfolio of digital solutions, platforms and services brings greater choice, faster time to market and flexibility, to better meet the evolving needs of our customers as they drive growth, transform and take their business to the cloud. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.1 billion in fiscal 2019.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the duration and severity of the COVID-19 pandemic, and its impact on the global economy, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2019 filed on December 16, 2019 and our Form 6-K furnished for the first quarter of fiscal 2020 on February 18, 2020.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2020	2019	2020	2019
Revenue	$1,047,933	$1,019,657	$2,089,890	$2,031,712
Operating expenses:
Cost of revenue	683,970	658,613	1,370,282	1,321,181
Research and development	68,795	66,765	136,106	135,451
Selling, general and administrative	119,108	120,463	242,575	242,323
Amortization of purchased intangible assets and other	19,348	23,641	40,638	49,485

	891,221	869,482	1,789,601	1,748,440

Operating income	156,712	150,175	300,289	283,272
Interest and other expense, net	2,290	1,866	2,642	344

Income before income taxes	154,422	148,309	297,647	282,928
Income taxes	27,384	24,030	54,677	56,957

Net income	$127,038	$124,279	$242,970	$225,971

Basic earnings per share	$0.95	$0.90	$1.81	$1.63

Diluted earnings per share	$0.94	$0.90	$1.80	$1.62

Basic weighted average number of shares outstanding	134,288	138,183	134,443	138,918

Diluted weighted average number of shares outstanding	135,059	138,698	135,339	139,612

Cash dividends declared per share	$0.3275	$0.285	$0.6125	$0.535

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2020	2019	2020	2019
Revenue	$1,047,933	$1,019,657	$2,089,890	$2,031,712
Non-GAAP operating income	180,524	177,762	358,464	352,611
Non-GAAP net income	145,689	147,008	289,844	284,826
Non-GAAP diluted earnings per share	$1.08	$1.06	$2.14	$2.04
Diluted weighted average number of shares outstanding	135,059	138,698	135,339	139,612

Free Cash Flows and Normalized Free Cash Flow

(In thousands)

	Three months ended		Six months ended
	March 31,		March 31,
	2020	2019	2020	2019
Net Cash Provided by Operating Activities	$102,868	$168,629	$266,776	$278,279
Purchases of property and equipment, net (*)	(46,170)	(20,650)	(104,705)	(57,928)

Free Cash Flow	56,698	147,979	162,071	220,351
Payments for legal dispute settlement	—	—	—	55,000
Payment of acquisition related liabilities	1,750	—	1,750	—
Payments for previously expensed restructuring charges	129	4,314	1,645	10,939
Net capital expenditures related to the new campus development (*)	17,355	(7,670)	31,292	(5,616)

Normalized Free Cash Flow	$75,932	$144,623	$196,758	$280,674

(*) The amounts under “Purchase of property and equipment, net” and the amounts under “Net capital expenditures related to the new campus development”, include proceeds from sale of property and equipment of $82 and $63, for the six months ended March 31, 2020 and 2019, respectively, and proceeds of $9,676 relating to the refund of betterment levy, for the six months ended March 31, 2019 ($4,776 of which was a refund to the noncontrolling interests).

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three months ended March 31, 2020
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$683,970	$—	$(4,693)	$6,284	$—	$685,561
Research and development	68,795	—	(723)	—	—	68,072
Selling, general and administrative	119,108	—	(5,332)	—	—	113,776
Amortization of purchased intangible assets and other	19,348	(19,348)	—	—	—	—

Total operating expenses	891,221	(19,348)	(10,748)	6,284	—	867,409

Operating income	156,712	19,348	10,748	(6,284)	—	180,524

Income taxes	27,384	—	—	—	5,161	32,545

Net income	$127,038	$19,348	$10,748	$(6,284)	$(5,161)	$145,689

	Three months ended March 31, 2019
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$658,613	$—	$(5,330)	$5,668	$—	$658,951
Research and development	66,765	—	(584)	—	—	66,181
Selling, general and administrative	120,463	—	(3,700)	—	—	116,763
Amortization of purchased intangible assets and other	23,641	(23,641)	—	—	—	—

Total operating expenses	869,482	(23,641)	(9,614)	5,668	—	841,895

Operating income	150,175	23,641	9,614	(5,668)	—	177,762

Income taxes	24,030	—	—	—	4,858	28,888

Net income	$124,279	$23,641	$9,614	$(5,668)	$(4,858)	$147,008

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Six months ended March 31, 2020
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,370,282	$—	$(10,039)	$3,972	$—	$1,364,215
Research and development	136,106	—	(1,526)	—	—	134,580
Selling, general and administrative	242,575	—	(9,944)	—	—	232,631
Amortization of purchased intangible assets and other	40,638	(40,638)	—	—	—	—

Total operating expenses	1,789,601	(40,638)	(21,509)	3,972	—	1,731,426

Operating income	300,289	40,638	21,509	(3,972)	—	358,464

Income taxes	54,677	—	—	—	11,301	65,978

Net income	$242,970	$40,638	$21,509	$(3,972)	$(11,301)	$289,844

	Six months ended March 31, 2019
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,321,181	$—	$(10,181)	$1,877	$—	$1,312,877
Research and development	135,451	—	(1,349)	—	—	134,102
Selling, general and administrative	242,323	—	(10,201)	—	—	232,122
Amortization of purchased intangible assets and other	49,485	(49,485)	—	—	—	—

Total operating expenses	1,748,440	(49,485)	(21,731)	(1,877)	—	1,679,101

Operating income	283,272	49,485	21,731	1,877	—	352,611

Income taxes	56,957	—	—	—	10,484	67,441

Net income	$225,971	$49,485	$21,731	$1,877	$(10,484)	$284,826

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	March 31, 2020	September 30, 2019
ASSETS
Current assets
Cash and cash equivalents	$762,602	$471,632
Accounts receivable, net, including unbilled of $190,886 and $227,061, respectively	946,279	987,858
Prepaid expenses and other current assets	242,353	216,084

Total current assets	1,951,234	1,675,574
Property and equipment, net	554,765	525,314
Lease assets	288,489	—
Goodwill and other intangible assets, net	2,656,038	2,667,997
Other noncurrent assets	455,052	423,941

Total assets	$5,905,578	$5,292,826

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,019,558	$1,089,748
Short-term financing arrangements	350,000	—
Lease liabilities	59,767	—
Deferred revenue	137,468	118,182

Total current liabilities	1,566,793	1,207,930
Lease liabilities	218,391	—
Other noncurrent liabilities	541,582	542,430
Total Amdocs Limited Shareholders’ equity	3,536,303	3,499,957
Noncontrolling interests	42,509	42,509

Total equity	3,578,812	3,542,466

Total liabilities and equity	$5,905,578	$5,292,826

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Six months ended March 31,
	2020	2019
Cash Flow from Operating Activities:
Net income	$242,970	$225,971
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	98,107	101,853
Equity-based compensation expense	21,509	21,731
Deferred income taxes	9,150	4,395
Loss from short-term interest-bearing investments	—	513
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	19,957	14,806
Prepaid expenses and other current assets	(22,637)	8,758
Other noncurrent assets	(1,653)	359
Lease assets and liabilities, net	(11,947)	—
Accounts payable, accrued expenses and accrued personnel	(96,647)	(84,922)
Deferred revenue	17,616	(1,107)
Income taxes payable, net	7,853	(6,640)
Other noncurrent liabilities	(17,502)	(7,438)

Net cash provided by operating activities	266,776	278,279

Cash Flow from Investing Activities:
Purchases of property and equipment, net (*)	(104,705)	(57,928)
Proceeds from sale of short-term interest-bearing investments	—	50,609
Net cash paid for acquisitions	—	(8,331)
Other	(3,273)	398

Net cash used in investing activities	(107,978)	(15,252)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	350,000	—
Repurchase of shares	(210,048)	(219,214)
Proceeds from employee stock options exercised	70,639	11,499
Payments of dividends	(76,770)	(69,801)
Investment by noncontrolling interests, net	—	(4,776)
Payment of contingent consideration from a business acquisition	(1,411)	—
Other	(238)	(323)

Net cash provided by (used in) financing activities	132,172	(282,615)

Net increase (decrease) in cash and cash equivalents	290,970	(19,588)
Cash and cash equivalents at beginning of period	471,632	418,783

Cash and cash equivalents at end of period	$762,602	$399,195

(*) The amounts under “Purchase of property and equipment, net”, include proceeds from sale of property and equipment of $82 and $63, for the six months ended March 31, 2020 and 2019, respectively, and proceeds of $9,676 relating to the refund of betterment levy for the six months ended March 31, 2019 ($4,776 of which was a refund to the noncontrolling interests).

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
North America	$691.3	$662.1	$644.2	$643.9	$634.2
Europe	148.3	154.7	156.1	145.5	151.0
Rest of the World	208.3	225.2	230.0	235.3	234.5

Total Revenue	$1,047.9	$1,042.0	$1,030.3	$1,024.7	$1,019.7

	Three months ended
	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Managed Services Revenue	$604.0	$579.7	$583.3	$578.1	$559.5

	As of
	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
12-Month Backlog	$3,460	$3,520	$3,490	$3,400	$3,390

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